VINCI

Rueil, february 8, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

02 FEB 26 AM 8:49

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

02015471

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Milan - Brescia motorway,
- Vinci wins 195 million Euro contract in the UK,
- Vinci acquires Crispin and Borst,
- VINCI Park expands in UK through two new parking concessions.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Very truly yours,

dw 3/7

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.groupe-vinci.com

15 January 2002

PRESS RELEASE

VINCI Park expands in UK through two new parking concessions

VINCI, the European leader in parking with 730,000 spaces managed in France and other countries, has acquired via its subsidiary, VINCI Park, the car parks at the hospitals in Cardiff and Dundee in the UK. The two car parks have a total capacity of 5,200 spaces.

The car parks have been acquired under a PFI (Project Finance Initiative). The Cardiff hospital car park will be operated by VINCI Park for 17 years and the Dundee hospital car park for 28 years.

The operation strengthens VINCI Park's presence in the UK market where, with over 210,000 parking spaces, it is already the third largest operator. More precisely, this move improves VINCI Park's position in long-term contracts and in the market for hospital car parks.

The UK's PFI system allows the Government and local authorities to outsource the management of a public service to a private-sector company for a set period. The company takes responsibility for refurbishment, new construction or maintenance. VINCI already has a presence in the PFI sector, including contracts to refurbish Cardiff's former industrial districts and 3,000 buildings in Liverpool. VINCI also holds the 40-year concession for the Newport road project in Wales, which was awarded in July 2001.

Press officer: Pierre COPPEY
Tel.: +33 1 47 16 30 07
Fax: +33 1 47 16 33 88
E-mail: pcoppey@vinci.com
www.vinci.com
This release is available in French, English and German on the VINCI website at www.vinci.com

VINCI

Rueil-Malmaison, 28 January 2002

PRESS RELEASE

Milan – Brescia motorway

Contrary to information that has appeared in today's newspapers, VINCI denies any association with the Italian construction group Astaldi for the purposes of the upcoming call for tender to build the Milan to Brescia motorway.

VINCI however does confirm that it is partnering with Astaldi and Skanska for the construction of the Messina Straits bridge.

Press contact : Pierre COPPEY
Phone. : 01 47 16 30 07
Fax : 01 47 16 33 88
e-mail : pcoppey@ vinci.com
This press release is available in English, French and German
n the VINCI Website : www.vinci.com

Rueil-Malmaison, 24 January 2002

PRESS RELEASE

VINCI wins 195 million Euro contract in the UK

VINCI, in joint venture with Hochtief, has just won contract 342 on the Channel Tunnel Rail Link (CTRL), connecting London with the Channel Tunnel, which will allow journey times of 2 hours 20 minutes between Paris and London at speeds of 300 km per hour.

Union Rail, the private CTRL concession holder and contracting authority, has selected Norwest Holst, VINCI's UK subsidiary, for construction work on this contract comprising :

- 3.5 km of earthworks
- a 500 metre cut and cover tunnel,
- bridge structures,
- the structural shell of the Ebbsfleet station building,
- improvements to 2 km of the A2 trunk road running parallel to the track

Work on the 195 million Euro (£120m) target cost contract (i.e. the contractor works to a target with incentives and penalties) are due to begin immediately.

This contract brings to a total of 884 million Euros the value of works supplied on the CTRL by companies from the VINCI group, making it the leading construction company on this 8.4 billion Euro (£5.2 billion) project.

Three VINCI companies are involved in the construction of the UK's first high speed rail link :

- Norwest Holst which had already been selected for contract 420, worth 141 million Euros (£87 million) and comprising 20km of expressway and several bridges,
- VINCI Construction Major Projects, which has already handed over contracts 350 for the Medway Viaduct and 410 for the North Downs tunnel and which last September was awarded contract 310, that incorporates in particular a 1,075 metre bridge and two viaducts and is worth 292 million Euros (£180 million),
- John Jones, Norwest Holst's earthworks subsidiary, which is supplying 37 million Euros (£23 million) of works.

Press contact : Pierre COPPEY
Phone. : 01 47 16 30 07
Fax : 01 47 16 33 88
e-mail : pcoppey@ vinci.com
This press release is available in English, French and German on theVINCI Website : www.vinci.com

Rueil-Malmaison, 23 January 2002

PRESS RELEASE

VINCI acquires Crispin and Borst

Acting through its subsidiary Norwest Holst, VINCI has just completed the acquisition of Crispin & Borst (C&B Holdings Limited),a UK company mainly supplying maintenance and facility management of office buildings to private and public sector clients in the London region.

The company employs a workforce of 500 and posts sales of £70 million (114 million Euros).

This acquisition strengthens VINCI's position on the UK market for speciality activities generating recurrent income and enables Norwest Holst to continue on its growth curve.

VINCI has a presence in the UK across the board in all its lines of business, with Norwest Holst, Ringway (roads) and VINCI Park in particular, and posts sales of 1.2 billion Euros in the country.

Press contact : Pierre COPPEY
Phone. : 01 47 16 30 07
Fax : 01 47 16 33 88
e-mail : pcoppey@ vinci.com
This press release is available in English, French and German on the VINCI Website : www.vinci.com.